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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            LIBERTY MEDIA CORPORATION
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                                84-1288730
(State of incorporation or organization)                    (I.R.S. Employer Identification No.)

         9197 SOUTH PEORIA STREET

            ENGLEWOOD, COLORADO                                             80112
 (Address of principal executive offices)                                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                             Name of each exchange on which each class is to be
Title of each class to be so registered:                     registered:
----------------------------------------                     -----------
SERIES A COMMON STOCK, PAR VALUE $.01 PER SHARE              NEW YORK STOCK EXCHANGE
SERIES B COMMON STOCK, PAR VALUE $.01 PER SHARE              NEW YORK STOCK EXCHANGE

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates:
333-55998

Securities to be registered pursuant to Section 12(g) of the Act:

NONE
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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  The securities to be registered hereby are the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), and the Series B Common Stock, par value $.01 per share (the "Series B Common Stock" and together with the Series A Common Stock, the "Common Stock"), of Liberty Media Corporation (the "Registrant").

                  Reference is made to the Registration Statement on Form S-1 of the Registrant, as filed with the Securities and Exchange Commission on February 21, 2001, Registration No. 333-55998 (as amended on March 30, 2001, May 24, 2001 and June 14, 2001, the "S-1 Registration Statement"). The S-1 Registration Statement relates to the issuance of the Registrant's Common Stock in the Registrant's split off (the "Split Off") from AT&T Corp. ("AT&T"). The Registrant has applied to list the Series A Common Stock and Series B Common Stock on The New York Stock Exchange under the symbols "LMC.A" and "LMC.B", respectively, which, if approved, would become effective upon the consummation of the Split Off.

                  For a description of the Common Stock, please see the information set forth under the caption "Description of our Capital Stock" in the S-1 Registration Statement, which information is incorporated herein by reference. For convenience of reference, a copy of such information is filed as Annex A hereto.

ITEM 2.           EXHIBITS

                  The following exhibits are filed as part of this Registration Statement on Form 8-A (in addition to Annex A attached hereto):

1. Restated Certificate of Incorporation of the Registrant to be in effect upon the consummation of the Split Off (incorporated by reference to Exhibit 3.2 to the S-1 Registration Statement).

2. Bylaws of the Registrant to be in effect upon the consummation of the Split Off (incorporated by reference to Exhibit 3.4 to the S-1 Registration Statement).

3. Specimen certificate for shares of Series A Common Stock (incorporated by reference to Exhibit 4.1 to the S-1 Registration Statement).

4. Specimen certificate for shares of Series B Common Stock (incorporated by reference to Exhibit 4.2 to the S-1 Registration Statement).
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        Liberty Media Corporation

                                        By: /s/ Charles Y. Tanabe
                                            ------------------------------------
                                               Name:  Charles Y. Tanabe
                                               Title: Senior Vice President,
                                                      Secretary and
                                                      General Counsel

Date: July 24, 2001
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                                                                         ANNEX A



                          DESCRIPTION OF OUR CAPITAL STOCK

     The following information reflects our restated certificate of incorporation and bylaws as these documents will be in effect at the time of the split off.

AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of four billion four hundred fifty million (4,450,000,000) shares, of which four billion four hundred million (4,400,000,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. Our common stock is divided into two series. We have authorized four billion (4,000,000,000) shares of Series A common stock and four hundred million (400,000,000) shares of Series B common stock. Immediately following the split off, approximately 2,376,765,000 shares of our Series A common stock and 212,045,000 shares of our Series B common stock will be outstanding, based upon the number of shares of AT&T's Liberty Media Group tracking stock outstanding as of February 28, 2001, and assuming no exercise of outstanding stock options or warrants.

OUR COMMON STOCK

     The holders of our Series A common stock and Series B common have equal rights, powers and privileges, except as otherwise described below.

  VOTING RIGHTS

     The holders of our Series A common stock will be entitled to one vote for each share held, and the holders of our Series B common stock will be entitled to ten votes for each share held, on all matters voted on by our stockholders, including elections of directors. Our charter does not provide for cumulative voting in the election of directors.

  DIVIDENDS; LIQUIDATION

     Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except as otherwise described under "-- Distributions," whenever a dividend is paid to the holders of one of our series of common stock, we shall also pay to the holders of the other series of our common stock an equal per share dividend. For a more complete discussion of our dividend policy, please see "Dividend Policy."

  CONVERSION

     Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock is not convertible.

  DISTRIBUTIONS

     Distributions made in shares of our Series A common stock, our Series B common stock or any other security with respect to our Series A common stock or Series B common stock may be declared and paid only as follows:

     - a share distribution consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and Series B common stock, on an equal per share basis; or consisting of shares of our Series B common stock (or securities convertible therefor) to holders of our Series A common stock and Series B common stock, on an equal per

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       share basis; or consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and, on an equal per share basis, shares of our Series B common stock (or securities convertible therefore) to holders of our Series B common stock; and

     - a share distribution consisting of shares of any class or series of securities of us or any other person, other than our Series A common stock or Series B common stock (or securities convertible therefor), either on the basis of a distribution of identical securities, on an equal per share basis, to holders of our Series A common stock and Series B common stock or on the basis of a distribution of one class or series of securities to holders of our Series A common stock and another class or series of securities to holders of our Series B common stock, provided that the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with holders of shares of Series B common stock receiving the class or series having the higher relative voting rights, and provided further that if the securities so distributed constitute capital stock of one of our subsidiaries, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designation, conversion and share distribution provisions between our Series A common stock and Series B common stock, and provided further in each case that the distribution is otherwise made on an equal per share basis.

     We may not reclassify, subdivide or combine either series of our common stock without reclassifying, subdividing or combining the other series of our common stock, on an equal per share basis.

  LIQUIDATION AND DISSOLUTION

     In the event of our liquidation, dissolution or winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stock holders may be entitled, the holders of our Series A common stock and Series B common stock will share equally, on a share for share basis, in our assets remaining for distribution to our common stockholders.

OUR PREFERRED STOCK

     Our restated certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of the series, including:

     - the designation of the series;

     - the number of authorized shares of the series, which number our board may thereafter increase or decrease but not below the number of such shares then outstanding;

     - the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series shall be cumulative;

     - the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up;

     - the rights, if any, of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board;

     - the voting rights, if any, of the holders of the series;

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     - the terms and conditions, if any, for us to purchase or redeem the shares; and

     - any other relative rights, preferences and limitations of the series.

     We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any, stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

  BOARD OF DIRECTORS

     Our restated certificate of incorporation and bylaws provide that, subject to any rights of the holders of any series of our preferred stock to elect additional directors, the number of our directors shall not be less than three and the exact number shall be fixed from time to time by a resolution adopted by the affirmative vote of 75% of the members of our board then in office. The members of our board, other than those who may be elected by holders of our preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our stockholders in 2002. The term of office of our Class II directors expires at the annual meeting of our stockholders in 2003. The term of office of our Class III directors expires at the annual meeting of our stockholders in 2004. At each annual meeting of our stockholders, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

     Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, our directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of our outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

     Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until that director's successor shall have been elected and qualified. No decrease in the number of directors constituting our board shall shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of

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our preferred stock with respect to any additional director elected by the holders of the series of our preferred stock.

     These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

 NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Our restated certificate of incorporation provides that, except as otherwise provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our Secretary (1) upon the written request of holders of not less than 66 2/3% of the total voting power of our outstanding capital stock or (2) at the request of at least 75% of the members of our board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

 ADVANCE NOTICE PROCEDURES

     Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholder.

     All nominations by stockholders shall be made pursuant to timely notice in proper written form to our Secretary. To be timely, a stockholder's notice shall be given to our Secretary at our offices: (1) with respect to any election to be held at an annual meeting of our stockholders which is called for a date that is within thirty days before or after the anniversary date of the immediately preceding annual meeting of our stockholders, not less than ninety days in advance of such meeting nor more than one-hundred twenty days prior to such anniversary date, and (2) with respect to an election (A) to be held at an annual meeting of our stockholders which is called for a date that is not thirty days before or after the anniversary date of the immediately preceding annual meeting of our stockholders or (B) to be held at a special meeting of our stockholders for election of directors, not later than the close of business on the tenth day following the day on which notice of such meeting is mailed to our stockholders or public disclosure of the date of the meeting was made, whichever occurred first. The public announcement of an adjournment or postponement of a meeting of our stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to our board at any meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least one hundred days prior to the anniversary date of the immediately preceding annual meeting, a stockholder's notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our Secretary at our offices not later than the close of business on the tenth day following the day on which we first make the relevant public announcement.

     For other business to be properly requested to be brought before an annual meeting by one of our stockholders, the stockholder must have given timely notice of such business in proper written form to our Secretary. To be timely, a stockholder's notice must be received at our offices (1) in the case of an annual meeting that is called for a date that is within thirty days before or after the anniversary date of the immediately preceding annual meeting of our stockholders, not less than ninety days nor more than one-hundred twenty days prior to the meeting, and (2) in the case of an annual meeting that is called for a date that is not within thirty days before or after the anniversary date of the immediately preceding annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was communicated to stockholders or public disclosure of the date of the meeting was made, whichever occurs first. The public announcement of an adjournment or postponement of a meeting




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of our stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice.

 AMENDMENT

     Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our restated certificate of incorporation or the addition or insertion of other provisions in the certificate, provided that the foregoing voting requirement shall not apply to any adoption, amendment, repeal, addition or insertion (1) as to which the General Corporation Law of Delaware, as then in effect, does not require the consent of our stockholders or (2) which at least 75% of the members of our board then in office has approved. Our restated certificate of incorporation further provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our bylaws, provided that the foregoing voting requirement shall not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of our board then in office.

TRANSFER AGENT AND REGISTRAR

     EquiServe Trust Company, N.A., will be the transfer agent and registrar for our common stock.

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                                  EXHIBIT INDEX

         The following exhibits are filed as part of this Registration Statement on Form 8-A (in addition to Annex A attached hereto):

1. Restated Certificate of Incorporation of the Registrant to be in effect upon the consummation of the Split Off (incorporated by reference to Exhibit 3.2 to the S-1 Registration Statement).

2. Bylaws of the Registrant to be in effect upon the consummation of the Split Off (incorporated by reference to Exhibit 3.4 to the S-1 Registration Statement).

3. Specimen certificate for shares of Series A Common Stock (incorporated by reference to Exhibit 4.1 to the S-1 Registration Statement).

4. Specimen certificate for shares of Series B Common Stock (incorporated by reference to Exhibit 4.2 to the S-1 Registration Statement).